Exhibit 99.1

FF301 Page 1 of 11 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 March 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: WeRide Inc. Date Submitted: 09 April 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 4,500,000,000 USD 0.00001 USD 45,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 4,500,000,000 USD 0.00001 USD 45,000 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 500,000,000 USD 0.00001 USD 5,000 Increase / decrease (-) 0 USD 0 Balance at close of the month 500,000,000 USD 0.00001 USD 5,000 Total authorised/registered share capital at the end of the month: USD 50,000

FF301 Page 2 of 11 v 1.2.1 II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 972,508,041 0 972,508,041 Increase / decrease (-) -20,263,039 20,263,039 Balance at close of the month 952,245,002 20,263,039 972,508,041 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: ✔ the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float threshold Initial Prescribed Threshold - the minimum percentage of public float prescribed at the time of listing (please specify the percentage in "Minimum prescribed public float at the time of listing" below) Minimum prescribed public float at the time of listing Percentage: 15% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information N/A 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Ordinary Shares Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 54,814,423 0 54,814,423 Increase / decrease (-) 0 0 Balance at close of the month 54,814,423 0 54,814,423

FF301 Page 3 of 11 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2018 Share Plan (adopted in June 2018 and amended and restated in July 2024) - share options 94,646,718 Others -1,972,254 92,610,636 87,781,020 0 Lapsed -63,828 General Meeting approval date (if applicable) 2). 2018 Share Plan (adopted in June 2018 and amended and restated in July 2024) - share awards 35,835,009 Others -1,025,610 34,768,719 14,422,863 0 Lapsed -40,680 General Meeting approval date (if applicable) 3). 2026 Share Plan - Share options 0 0 0 102,732,246 General Meeting approval date (if applicable) 13 March 2026 4). 2026 Share Plan - Share awards 0 0 0 102,732,246 General Meeting approval date (if applicable) 13 March 2026 Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1)

FF301 Page 4 of 11 v 1.2.1 Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 1,722,362.04 Remarks: The Company will not grant further share options and share awards under the 2018 Share Plan after the listing of class A ordinary shares on the Main Board of the The Stock Exchange of Hong Kong Limited on 6 November 2025. For details, please refer to the Company's prospectus dated 28 October 2025. 1) Others: -1,972,254 refers to 1,972,254 options being exercised. The exercise of 1,972,254 options was settled by using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for settlement of the exercise or vesting of awards granted under 2018 Share Plan. 2) Others: -1,025,610 refers to 1,025,610 shares awarded being settled. The 1,025,610 shares awarded was settled by using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for settlement of the exercise or vesting of awards granted under 2018 Share Plan.

FF301 Page 5 of 11 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 6 of 11 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 7 of 11 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) Not applicable

FF301 Page 8 of 11 v 1.2.1 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 00800 Description Ordinary Shares Events At price (if applicable) Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) Currency Amount 1). Repurchase of shares (shares held as treasury shares) HKD 17.54 24 March 2026 13 March 2026 -213,100 213,100 2). Repurchase of shares (shares held as treasury shares) USD 2.567 25 March 2026 13 March 2026 -300,000 300,000 3). Repurchase of shares (shares held as treasury shares) USD 2.5602 26 March 2026 13 March 2026 -1,484,775 1,484,775 4). Repurchase of shares (shares held as treasury shares) USD 2.3471 27 March 2026 13 March 2026 -368,727 368,727 5). Repurchase of shares (shares held as treasury shares) HKD 19.6441 30 March 2026 13 March 2026 -9,607,700 9,607,700 6). Repurchase of shares (shares held as treasury shares) USD 2.3716 30 March 2026 13 March 2026 -1,080,537 1,080,537 7). Repurchase of shares (shares held as treasury shares) HKD 20.0304 31 March 2026 13 March 2026 -7,208,200 7,208,200 Increase/ decrease (-) in issued shares (excluding treasury shares): -20,263,039 WVR ordinary shares A (EE1) Increase/ decrease (-) in treasury shares: 20,263,039 WVR ordinary shares A (EE2) Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): -20,263,039 WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 20,263,039 WVR ordinary shares A

FF301 Page 9 of 11 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.2.1 V. Confirmations Not applicable Submitted by: Wang Liang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.